FORM 8-A
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


       FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
            PURSUANT TO SECTION 12(b) OR (g) OF THE
                SECURITIES EXCHANGE ACT OF 1934


                 Meridian Insurance Group, Inc.

     (Exact name of registrant as specified in its charter)

      Indiana                                   35-1689161

(State of incorporation                    (I.R.S. Employer
   or organization)                       Identification No.)

             2955 North Meridian Street
             P.O. Box 1980
             Indianapolis, Indiana                 46206
  (Address of principal executive offices)       (Zip Code)

Securities to be registered pursuant to Section 12(b) of the
Act:

   Title of each class      Name of each exchange on which
   to be so registered      each class is to be registered

       NONE                             NONE

     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [X]

     Securities Act registration statement file number to which this form relates: Not Applicable

Securities to be registered pursuant to Section 12(g) of the
Act:

            Rights to Purchase Series A Junior
       Participating Preferred Stock, no par value
                         (Title of Class)

ITEM 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED.

         On September 18, 1998, the Board of Directors of Meridian Insurance Group, Inc. (the "Company"), adopted a Shareholder Rights Plan (the "Rights Plan"). The purpose of the Rights Plan is to deter certain coercive takeover tactics and enable the Board of Directors to represent effectively the interests of shareholders in the event of a takeover attempt, and to protect against market accumulators who may be interested in putting the Company "into play." The Rights Plan does not deter negotiated mergers or business combinations that the Board of Directors determines to be in the best interests of the Company and its shareholders.

         To implement the Rights Plan the Board of Directors declared a dividend of one preferred share purchase right (a "Right") for each outstanding common share (the "Common Shares") of the Company. The dividend was paid on September 28, 1998 to the shareholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock of the Company, no par value (the "Preferred Shares"), at a price of $75.00 per one-thousandth of a Preferred Share, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Harris Trust and Savings Bank, as Rights Agent.

Rights Attach to Common Shares Initially

         Initially and until a Distribution Date (as defined below) occurs, the Rights are attached to all Common Shares and no separate Rights certificates will be issued. During this initial period,

     the Rights are not exercisable;

     the Rights are transferred with the Common Shares and are not transferable separately from the Common Shares;

     new Common Shares certificates or book entry shares issued will contain a notation incorporating the Rights
     Agreement by reference; and

     the transfer of any Common Shares will also constitute the transfer of the Rights associated with those Common
     Shares.

Distribution of Rights

     Separate certificates evidencing the Rights will be mailed to holders of record of the Common Shares on the "Distribution Date." The Distribution Date is the earlier to occur of the following two events (or such later date as may be determined by the Board of Directors, upon approval by a majority of Continuing Directors as defined below):

       the tenth day after a public announcement that a person or group of affiliated or associated persons has acquired 20% or more of the outstanding Common
       Shares (thereby becoming an "Acquiring Person" under the Rights Plan); or

       such date as may be determined by the Board of Directors of the Company, upon approval of a majority of the Continuing Directors, after the commencement or announcement of a tender or exchange offer by a person or group for 20% or more of the outstanding Common Shares.

     Acquisitions by the following persons will not result in the person becoming an Acquiring Person: the Company, Meridian Mutual Insurance Company ("Meridian Mutual"), any subsidiary or employee benefit plan of the Company or Meridian Mutual, or any other person approved in advance by the Board of Directors and the Continuing Directors.

     After the Distribution Date, the Rights will be tradable separately from the Common Shares. After the Distribution Date and after the Company's right to redeem (as described below) has expired, the Rights will be exercisable in two different ways depending on the circumstances as set forth below.

Right to Purchase Company Stock

     If a person or group acquires 20% or more of the outstanding Common Shares (thereby becoming an Acquiring Person) and the Company's redemption right has expired, each holder of a Right (except those held by the Acquiring Person and its affiliates and associates) will have the right to purchase, upon exercise, Common Shares (or, in certain circumstances, one one-thousandths of a Preferred Share or other similar securities of the Company) having a value equal to two times the purchase price of the Right. In other words, the Rights holders other than the Acquiring Person may purchase Common Shares or their equivalent at a 50% discount.

     For example, at the purchase price of $75.00 per Right, each Right not owned by an Acquiring Person would entitle its holder to purchase $150.00 worth of Common Shares (or their equivalent) for $75.00. Assuming a value of $20.00 per Common Share at such time, the holder of each valid Right would be entitled to purchase 7.5 Common Shares (or their equivalent) for $75.00.

Right to Purchase Acquiring Person Stock

     Alternatively, if, in a transaction not approved by the Board of Directors and the Continuing Directors, the Company is acquired in a merger or other business combination or 50% or more of its assets or earning power are sold after a person or group has become an Acquiring Person, and the Company's redemption right has expired, proper provision will be made so that each holder of a Right will thereafter have the right to purchase, upon exercise, that number of shares of common stock of the acquiring company as have a market value of two times the exercise price of the Right. In other words, a Rights holder may purchase the acquiring company's common stock at a 50% discount.

Exchange of Company Stock for Rights

     At any time after any person or group becomes an Acquiring Person and before the Acquiring Person acquires 50% or more of the outstanding Common Shares, the Board of Directors may exchange the Rights (other than Rights owned by the Acquiring Person which will have become void), in whole or in part, at an exchange ratio of one Common Share (or a share or interest in a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

Redemption

     The Rights are redeemable by the Company in whole but not in part at a price of $0.005 per Right at any time up to and including the tenth day after the time that a person or a group has become an Acquiring Person, subject to extension of this redemption period by the Board of Directors. Immediately upon redemption the right to exercise will terminate and the only right of holders will be to receive the redemption price.

Expiration of Rights

     The Rights will expire on September 18, 2008 unless the expiration date is extended by amendment as described below or unless the Rights are earlier redeemed or exchanged by the Company as described above.

Amendments

     As long as the Rights are redeemable, the terms of the Rights may be amended by the Board of Directors (upon the approval of a majority of the Continuing Directors) in its discretion without the consent of the Rights holders. After that time, no amendment may adversely affect the interests of the Rights holders (other than the Acquiring Person).

Miscellaneous

     "Continuing Director" means a member of the Board of Directors, who is not an Acquiring Person or a representative or nominee of an Acquiring Person, and who either (i) was a member of the Board of Directors on the date of the Rights Agreement or (ii) thereafter became a member of the Board of Directors, and whose nomination for election or election to the Board of Directors was recommended or approved by a majority of the Continuing Directors then on the Board of Directors.

     The number of outstanding Rights and the number of one one-thousandths of a Preferred Share issuable upon exercise of each Right are subject to adjustment under certain circumstances.

     Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-thousandth interest in a Preferred Share that may be purchased upon exercise of each Right should approximate the value of one Common Share.

     Until a Right is exercised, a Rights holder, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

     A copy of the Rights Agreement is included as Exhibit 1 hereto. A copy of the Rights Agreement is available to Rights holders free of charge upon request to the Corporate Secretary of the Company.

     This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference.


ITEM 2.  EXHIBITS.

         The following exhibits are filed as a part of this Registration Statement.

EXHIBIT NO.                    DESCRIPTION

     1 Rights Agreement, dated as of September 18, 1998, between Meridian Insurance Group, Inc. and Harris Trust and Savings Bank, as Rights Agent. The Rights Agreement includes the form of Articles of Amendment setting forth terms of Series A Junior Participating Preferred Stock as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C (incorporated herein by reference to Exhibit 1 to the Company's Current Report on Form 8-K dated September 18, 1998).

                           SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.


                             MERIDIAN INSURANCE GROUP, INC.

Date: September 29, 1998

                        By:     /s/ Norma J. Oman
                             Norma J. Oman
                             President and Chief Executive
                              Officer

                         EXHIBIT INDEX

EXHIBIT NO.          DESCRIPTION

     1 Rights Agreement, dated as of September 18, 1998, between Meridian Insurance Group, Inc. and Harris Trust and Savings Bank, as Rights Agent. The Rights Agreement includes the form of Articles of Amendment setting forth terms of Series A Junior Participating Preferred Stock as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C (incorporated herein by reference to Exhibit 1 to the Company's Current Report on Form 8-K dated September 18, 1998).